
July 16, 2010

Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

   Re: **Wyndham Worldwide Corporation**
       Form 10-K for the Year Ended December 31, 2009
       Filed February 19, 2010
       Schedule 14A
       Filed April 1, 2010
       File No. 001-32876

Dear Mr. Conforti:

   We have completed our review of your filings and do not have any further comments at this time.

            Sincerely,

            Sonia Barros
            Special Counsel